June 21, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Nudrat Salik Brian Cascio
Division of Corporation Finance
Office of Life Sciences

Re:	Miromatrix Medical Inc. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-256649)

Request for Acceleration of Effective Date

Ladies and gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Craig-Hallum Capital Group LLC, as underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on June 23, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many “E-red” copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CRAIG-HALLUM CAPITAL GROUP LLC

By:	/s/ John Flood
Name:	John Flood
Title:	Chairman

cc:	Ryan Brauer, Esq., Fredrikson and Byron, P.A. Joseph Schauer, Esq., Fredrikson and Byron, P.A.